UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2020

DuPont de Nemours, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38196	81-1224539
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

974 Centre Road, Building 730 Wilmington, Delaware	19805
(Address of Principal Executive Offices)	(Zip Code)

(302) 774-3034

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On December 7, 2020, DuPont de Nemours, Inc. (“DuPont” or the “Company”) announced that the Company and International Flavors & Fragrances Inc. (“IFF”) received unconditional clearance from the European Commission with respect to the previously announced intended combination of DuPont’s Nutrition & Biosciences business with IFF.

A copy of the Company’s press release announcing the European Commission’s decision is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

99.1	Press release issued by DuPont de Nemours, Inc. on December 7, 2020, announcing the European Commission’s decision.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUPONT DE NEMOURS, INC.
Registrant

Date: December 7, 2020	By:	/s/ Michael G. Goss
	Name:	Michael G. Goss
	Title:	Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by DuPont de Nemours, Inc. on December 7, 2020, announcing the European Commission’s decision.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

IFF Contact Information Michael DeVeau Michael.DeVeau@iff.com +1 212-708-7164	DuPont Investors: Leland Weaver Leland.weaver@dupont.com +1 302-999-2477	DuPont Media: Dan Turner Daniel.a.turner@dupont.com +1 302-299-7628

IFF Receives All Required Antitrust Clearances for Intended Combination with DuPont’s Nutrition & Biosciences Business

Transaction Remains on Track to Close in First Quarter of 2021

NEW YORK & WILMINGTON, Del. — Dec. 7, 2020 — IFF (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DD) today announced that the intended combination of DuPont’s Nutrition & Biosciences (N&B) business with IFF has received unconditional clearance from the European Commission. With receipt of this clearance, the intended combination has received all required antitrust clearances and approvals that are a condition to the closing of the transaction.

“We are pleased to have received our final antitrust clearance from the European Union (EU), allowing us to proceed with our combination with DuPont N&B,” said IFF Chairman and CEO, Andreas Fibig. “Having already secured the strong support of IFF’s shareholders and having made tremendous progress in our integration planning efforts, today marks another great milestone that brings us one step closer to bringing this industry-leading combination to life.”

“Both of our teams can be proud of the progress we have made during this challenging year,” said Ed Breen, DuPont Executive Chairman and Chief Executive Officer. “I am confident that, together, the combined company will be well-positioned for long-term sustainable growth.”

IFF and DuPont continue to expect to close the transaction in the first quarter of 2021.

Additional information about the proposed combination of IFF and N&B can be found at www.strongerinnovationtogether.com.

Welcome to IFF

At IFF (NYSE:IFF) (Euronext Paris: IFF) (TASE: IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information about the company, its businesses and solutions can be found at www.dupont.com. Investors can access information included on the Investor Relations section of the website at investors.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

#    #    #

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to

DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.